Champion Technology



DIGITAL HONG KONG

02 NOV -1

www.digitalhongkong.com
Corporate Office: 1702 One Exchange Square, Hong Kong
Headquarters: Kantone Centre, Chai Wan, Hong Kong
Tel: (852) 2897 1111 Fax: (852) 2558 3111

02055679

SUPPL

*For Immediate Release*

PROCESSED
NOV 2 1 2002
THOMSON FINANCIAL

## DIGITALHONGKONG.COM Announces Quarterly Results

**Hong Kong (1 November 2002) –** DIGITALHONGKONG.COM ("Digital HK") (stock code: 8007) today announced its results for the three-month period ended 30 September 2002. Turnover was HK$2,739,000, compared with HK$3,440,000 of same period last year. Net profit was HK$30,000, compared with HK$160,000 of the previous corresponding period. The results were affected by soft demand for IT services amidst an uncertain economic climate. Operating costs were further reduced as the Group streamlined its staffing in line with its revised strategy to focus on technology development and consultancy.

The Group continued its efforts in obtaining business for technical and consultation services in relation but not limited to electronic payment integration and e-commerce solutions. There was also demand from new customers keen to revamp existing web-sites to incorporate transaction and payment enabled functionalities in addition to being pure information and marketing-based sites.

According to Shirley Ha, Director of Digital HK, "We continued to sharpen our edge in developing vending kiosks which integrate with electronic and mobile payment, multi-media panel display, and wireless Internet. New DIY (do-it-yourself) mobile kiosk systems selling snacks, souvenirs, music, movie clips, and photo prints using mobile phones for selection instructions and payment were being explored and developed. Meanwhile, testing of contactless smart card integration with a snack kiosk system continued."

In August, the Group partnered with a US-based technology company, Cycolor, Inc. to develop and commercialise a new type of digital photo / digital ticket kiosk based upon the latter's cylithography technology. Integrated with Digital HK's e-payment system, consumers can select and purchase photos and tickets via wireless cellphone transmissions.

Looking forward, Shirley Ha said, "The Internet meltdown is by no means over. We are however confident in the long-term future of the sector. Any continuing weakness in the overall economy will inevitably force businesses to compete by operating more cost-effectively, and this will drive fresh demands for IT and digital initiatives to craft better business designs."

To expand its revenue base, the Group will continue to explore new prospective business opportunities and pursue partnerships to expand its product offerings.

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數碼香港 DIGITALHONGKONG.COM
Member Champion Technology Group

dlw 11/18

DIGITAL HONG KONG

www.digitalhongkong.com

Corporate Office: 1702 One Exchange Square, Hong Kong
Headquarters: Kantone Centre, Chai Wan, Hong Kong
Tel: (852) 2897 1111 Fax: (852) 2558 3111



**About DIGITALHONGKONG.COM** (stock code 8007)

Digital HK (www.digitalhongkong.com) was listed on the Growth Enterprise Market of the Stock Exchange of Hong Kong (the "Stock Exchange") in April 2000. Started as a commerce service provider (CSP) that was engaged in the provision of electronic payment outsourcing services for online commerce, Digital HK has strategically repositioned itself to integrate both online and offline assets. Digital HK today focuses on e-commerce enabling solutions, information security products and services, systems development, and provision of IT consulting and contracting services.

Digital HK is a subsidiary of Champion Technology Holdings Limited ("Champion Technology"), a communications software development group which is listed on the Main Board of the Stock Exchange.

*Please direct your enquiries to:*
*Corporate and Public Affairs Division*
*Tel: 28969320 Fax: 25583111*
*Email: ir@digitalhongkong.com*
*Web Site: http://www.digitalhongkong.com*

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